

June 12, 2013

<u>Via E-mail</u>
David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

      Re: **Netflix, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed February 1, 2012
             File No. 001-35727

Dear Mr. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 11. Executive Compensation, page 38</u>

<u>Compensation Discussion and Analysis, page 25 of Definitive Proxy Statement on Schedule 14A</u>

1. Please confirm that in future filings you will expand your discussion to disclose the factors considered in decisions to increase or decrease compensation materially. For example, we note from the tabular disclosure on page 28 that total compensation for Mr. Hastings fell substantially from 2011 to 2012 and the total compensation for other named executive officers during the period substantially increased. Please refer to Item 402(b)(2)(ix) of Regulation S-K. In your response, please provide us with your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief